UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
MGI PHARMA, INC.
(Name of Subject Company)
MGI PHARMA, INC.
(Name of Persons Filing Statement)
Common Stock, Par Value $0.01 per share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)
552880106
(CUSIP Number of Class of Securities)
Eric P. Loukas
Executive Vice President, Chief Operating Officer,
General Counsel and Corporate Secretary
MGI PHARMA, INC.
5775 Shakopee Road, Suite 100
Bloomington, Minnesota 55437-3174
(952) 346-4700
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)
Copies to:
Asher M. Rubin
Glenn C. Campbell
William I. Intner
Hogan & Hartson LLP
111 S. Calvert Street — Suite 1600
Baltimore, Maryland 21202
(410) 659-2700
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of a joint press release issued by Eisai Co. Ltd. and MGI PHARMA, INC. on December 10, 2007.

EISAI TO ACQUIRE MGI PHARMA FOR $41 PER SHARE IN AN ALL CASH TRANSACTION
Tokyo, Japan, and Bloomington, MN, December 10, 2007 – Eisai Co., Ltd. (TSE: 4523.JP) (“Eisai”), a research-based human health care (hhc) company that focuses on neurology, gastrointestinal disorders, oncology and critical care, and MGI PHARMA, Inc. (NASDAQ: MOGN) (“MGI PHARMA”), an oncology and acute care focused biopharmaceutical company, today announced that they have entered into a definitive merger agreement under which Eisai would acquire all of the outstanding shares of MGI PHARMA for US$41.00 per share in an all-cash transaction, for a total consideration of approximately $3.9 billion.
The merger agreement has been unanimously approved by the MGI PHARMA Board of Directors. The acquisition is expected to occur by means of a tender offer followed by a cash merger, is subject to customary closing conditions and regulatory approvals, and is expected to be completed during the first quarter of 2008.
Eisai expects MGI PHARMA’s marketed and pipeline products in oncology and acute care, as well as its R&D and commercial capabilities, including field sales specialists, together with Eisai’s existing oncology products, global infrastructure and R&D capabilities, will create a base for continued sales growth, pipeline enhancement and the opportunity for synergies. Eisai expects that this transaction will enable it to grow further in the U.S. market and strengthen its already-focused oncology business platform. Following the completion of the transaction, Eisai anticipates that the transaction will be accretive to its cash EPS (excluding goodwill amortization) in fiscal year 2008 and GAAP EPS in fiscal 2009.
The Board of Directors of MGI PHARMA, working with our legal and financial advisors, has been reviewing strategic alternatives for the company for the past several months,” said Mr. Lonnie Moulder, President and CEO of MGI PHARMA.  “During that time, we have had the opportunity to share the MGI PHARMA vision and business opportunity with many of the leading companies in the pharmaceutical and biotechnology industry. This transaction represents the successful conclusion of that process. Our Board of Directors and the management team are extremely pleased to announce this transaction and the opportunity to continue to bring important therapies to patients.”
Mr. Haruo Naito, President and CEO of Eisai, said, “Eisai has enormous respect for MGI PHARMA’s products, pipeline and people, and we look forward to working with their highly skilled team to address the unmet medical needs of patients throughout the world. Strategically, we expect this transaction to allow Eisai to significantly strengthen its oncology business and increase the likelihood of achieving our current strategic plan targets and our future revenue and earnings growth.”
Under Eisai’s “Dramatic Leap Plan” (DLP), its fifth midterm strategic plan which spans from April 1, 2006 to March 31, 2012, Eisai has continued to achieve steady growth in all regions, including Japan, the United States, Europe and Asia, with a special focus on integrative oncology, where tremendous unmet medical needs exist. Eisai has strengthened its oncology research and development and marketing infrastructure in the United States through the October 2006 acquisition of four oncology products and specialists’ know-how from Ligand Pharmaceuticals and the April 2007 acquisition of Morphotek, Inc, a biopharmaceutical company specializing in the development of protein and antibody gene evolution technology. In addition, Eisai is building a new oncology facility for manufacturing and formulation R&D at its North Carolina site.
The Transaction
The acquisition is structured as an all cash tender offer for all outstanding shares of MGI PHARMA common stock followed by a merger in which each remaining share of MGI PHARMA would be converted into the same US$41.00 cash per share price paid in the tender offer, except for shares held by stockholders who exercise appraisal rights. The acquisition is subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding MGI PHARMA shares on a fully-diluted basis and the expiration or earlier termination of the Hart-Scott-Rodino waiting period and other regulatory approvals. The tender offer will be subject to the U.S. securities laws and applicable U.S. state laws.

To effect the transaction Eisai has established an acquisition subsidiary Jaguar Acquisition Corp., which is wholly-owned by Eisai Corporation of North America (Woodcliff Lake, NJ). Subsequent to the completion of the tender offer, Jaguar Acquisition Corp. will be merged into MGI PHARMA and the combined entity will then become a wholly-owned subsidiary of Eisai Corporation of North America.
Eisai intends to finance the acquisition through existing internal financial resources, as well as bank loan financing, and has secured commitment for the debt required to consummate the transaction.
The acquisition price represents a premium of approximately 38.7% to MGI PHARMA’s closing share price of $29.55 on November 28, 2007, the last business day prior to MGI PHARMA’s announcement that it was exploring strategic alternatives.
The acquisition will be effected pursuant to a merger agreement. The merger agreement contains certain termination rights for each of MGI PHARMA and Eisai and further provides that, upon termination of the merger agreement under specified circumstances, MGI PHARMA may be required to pay Eisai a termination fee of $129 million.
JPMorgan acted as exclusive financial advisor to Eisai, and Sullivan & Cromwell LLP is acting as legal counsel to Eisai. Lehman Brothers, Inc. acted as exclusive financial advisor to MGI PHARMA in its review of strategic alternatives, and Hogan & Hartson LLP is acting as legal counsel to MGI PHARMA.
Important Additional Information Will be Filed with the Securities and Exchange Commission (“SEC”)
The tender offer described in this news release has not yet commenced, and this news release is neither an offer to purchase nor a solicitation of an offer to sell shares of MGI PHARMA’s common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed by Jaguar Acquisition Corp. with the SEC, and the solicitation/recommendation statement will be filed by MGI PHARMA with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by such subsidiary or MGI PHARMA with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Georgeson, Inc., the information agent for the tender offer, at 1-212-440-9800 for banks and brokers or 1-888-605-7543 for all others.
About Eisai Co., Ltd.
Eisai Co., Ltd. is a research-based human health care (hhc) company that discovers, develops and markets products throughout the world. Eisai focuses its efforts in three therapeutic areas: integrative neuroscience, including neurology and psychiatric medicines; gastrointestinal disorders; and integrative oncology, including oncotherapy and supportive-care treatments. Through a global network of research facilities, manufacturing sites and marketing affiliates, Eisai actively participates in all aspects of the worldwide healthcare system. Eisai forecasts group sales of 739 billion yen in FY2007. More than 50% of the group sales are derived from businesses outside of Japan.
About Eisai Corporation of North America
Eisai Corporation of North America is a wholly-owned subsidiary of Eisai Co., Ltd. and supports the activities of its operating companies in North America. These operating companies include: Eisai Research Institute of Boston, Inc., a discovery operation with strong organic chemistry capabilities; Morphotek®, Inc., a biopharmaceutical company specializing in the development of therapeutic monoclonal antibodies; Eisai Medical Research Inc., a clinical development group; Eisai Inc., a commercial operation with manufacturing and marketing/sales functions; and Eisai Machinery U.S.A., which markets and maintains pharmaceutical manufacturing machinery.
About MGI PHARMA
MGI PHARMA, INC. is a biopharmaceutical company focused in oncology and acute care that acquires, researches, develops, and commercializes proprietary products that address the unmet needs of patients. MGI PHARMA markets Aloxi® (palonosetron hydrochloride) Injection, Dacogen® (decitabine) for Injection, and Gliadel® Wafer

(polifeprosan 20 with carmustine implant) in the United States. MGI PHARMA directly markets its products in the U.S. and collaborates with partners to reach international markets. For more information about MGI PHARMA, please visit www.mgipharma.com.
Safe Harbor Statement
Certain statements contained in this news release, including without limitation expectations as to future sales and operating results, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing.  Words such as “expects,” “anticipates,” “believes,” “plans,” “intends,” “estimates,” “projects,” “forecasts,” “outlook,” and similar expressions are also intended to identify forward-looking statements. The statements involve known and unknown risks, uncertainties, and other factors which may cause the company’s actual results, earnings, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general industry and market conditions, general domestic and international economic conditions such as interest rate and currency exchange fluctuations, technological advances and patents attained by competitors, challenges inherent in new product development and clinical trials, claims and concerns about product safety and efficacy, obtaining regulatory approvals, domestic and foreign healthcare reforms, trends toward managed care and healthcare cost containment, laws and regulations affecting domestic and foreign operations, inability to build production capacity to meet demand, unavailability of raw materials, and failure to gain market acceptance or third-party consents.   Risks and uncertainties that could cause results to differ from expectations also include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many MGI PHARMA stockholders will tender their stock in the offer; the risk that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction. We will not undertake and specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.
Inquiries:

For Eisai:		For MGI	Investors:
PHARMA:
In Japan	Akira Fujiyoshi		Timothy J. Smith
	Vice President, Corporate		Investor Relations
	Communications & Investor Relations		MGI PHARMA, Inc.
	Eisai Co., Ltd.		952-406-3100
+81-3-3817-5120

In the US	Investors:
Robert Feeney
Director, Investor and Government
Relations
Eisai Corporation of North America
201-746-2069

Media:
Judee Shuler
Director, Corporate Planning &
Communications
Eisai Corporation of North America
201-746-2241

Sard Verbinnen & Co.
Jim Barron/Susan Burns/Victoria
Hofstad
212-687-8080

The following is a copy of a presentation to employees of MGI PHARMA, INC. on December 10, 2007.

December 10, 2007 Eisai & MGI PHARMA, INC.

Important Additional Information Will be Filed with the Securities and Exchange Commission ("SEC") The tender offer described in this news release has not yet commenced, and this news release is neither an offer to purchase nor a solicitation of an offer to sell shares of MGI PHARMA's common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed by a Jaguar Acquisition Corp. with the SEC, and the solicitation/ recommendation statement will be filed by MGI PHARMA with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by a subsidiary of Eisai or MGI PHARMA with the SEC at the website maintained by the SEC at http://www.sec.gov/ The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Eisai

Safe Harbor Statement Certain statements contained in this news release, including without limitation expectations as to future sales and operating results, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Words such as "expects," "anticipates," "believes," "plans," "intends," "estimates," "projects," "forecasts," "outlook," and similar expressions are also intended to identify forward-looking statements. The statements involve known and unknown risks, uncertainties, and other factors which may cause the company's actual results, earnings, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general industry and market conditions, general domestic and international economic conditions such as interest rate and currency exchange fluctuations, technological advances and patents attained by competitors, challenges inherent in new product development and clinical trials, claims and concerns about product safety and efficacy, obtaining regulatory approvals, domestic and foreign healthcare reforms, trends toward managed care and healthcare cost containment, laws and regulations affecting domestic and foreign operations, inability to build production capacity to meet demand, unavailability of raw materials, and failure to gain market acceptance or third-party consents. Risks and uncertainties that could cause results to differ from expectations also include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many MGI PHARMA stockholders will tender their stock in the offer; the risk that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction. We will not undertake and specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

7 Overview of the Eisai Transaction Overview of the offer $41 per share, transaction value approximately $3.923 billion Premium : A premium of 38.7 % on $29.55, closing price as of November 29, 2007, the day before MGI PHARMA, INC. announced strategic alternatives A premium of 37.0% on $29.92, average closing price in last 3 months until December 7, 2007 Expect tender offer to commence mid December 2007 The acquisition is expected to complete during January - March in 2008 Transaction has been unanimously approved by the MGI PHARMA's Board of Directors

Eisai Eisai Co., Ltd. is a research-based human health care (hhc) company that discovers, develops and markets pharmaceutical products throughout the world. The company has a global network of research facilities, manufacturing sites and marketing subsidiaries and employs more than 9,000 people worldwide. Eisai's human health care mission is to put patients and their families first by satisfying unmet medical needs. The company focuses its efforts in the following areas: neurology, gastrointestinal disorders, oncology and critical care.

Eisai (North America) Eisai Inc., was established in 1995 and has rapidly grown to become a top-20 pharmaceutical company with sales of approximately $2.6 billion in fiscal year 2006 (year ended March 31, 2007). Eisai Research Institute of Boston, Inc. (Andover, MA) - drug discovery and process research Morphotek(r), Inc. (Exton, PA) - discovery and development of monoclonal antibodies for oncology, inflammatory and infectious diseases Eisai Medical Research Inc. (Ridgefield Park, NJ) - clinical research for new medications and new indications for existing products Eisai Inc. (Woodcliff Lake, NJ) - pharmaceutical manufacturing and marketing/sales functions. (Research Triangle Park, NC) - pharmaceutical production and formulation research and development facility.

Eisai Eisai has a robust pipeline that includes compounds in development for: GI - irritable bowel syndrome, acid reflux disease, and inflammatory bowel disease Neurology - epilepsy, Parkinson's disease, multiple sclerosis and neuropathic pain Oncology/Critical Care - breast cancer, non-small cell lung cancer, prostate cancer, sarcoma, and severe sepsis Eisai MGI PHARMA Oncology Discovery Oncology Development Oncology Development Oncology Commercialization Oncology Commercialization Acute Care Development Acute Care Development Acute Care Commercialization

Rich Oncology Pipeline

Stage		Phase I	Phase II	Phase III	Submitted
Oncotherapy	MGI PHARMA		**Amolimogene** HPV Therapeutic DNA Vaccine		
Oncotherapy	MGI PHARMA	**ZYC300** Cancer Therapeutic DNA Vaccine against CYP1B1		**Dacogen®** MDS EORTC (Survival data)	
Oncotherapy	MGI PHARMA		**Irofulven** Semi-synthetic Derivative of Toxin Illudin S	**Dacogen®** Acute Myeloid Leukemia	
Oncotherapy	EISAI	**E7389** Microtubule Growth Suppressor, NSCLC (combination)	**E7389** Microtubule Growth Suppressor, Breast cancer (3rd line, Subpart H) Prostate cancer, Sarcoma	**E7389** Microtubule Growth Suppressor, Breast cancer (2nd line & 3rd line)	
Oncotherapy	EISAI	**E7080** VEGF receptor tyrosine kinase inhibitor	**E7820** Alpha-2 Integrin Expression Inhibitor		
Oncotherapy	EISAI	**E7070** Cell Cycle G1 Phase Targeting Agent	**MORAb-003** Anti Folate Receptor Alpha mAb		
Oncotherapy	EISAI	**E7974** Hemiasterlin Type Tubulin Polymerization Inhibitor			
Oncotherapy	EISAI	**MORAb-009** Anti Mesothelin mAb			
Oncotherapy	EISAI	**E7107** RNA Splicing Modulator			
Oncotherapy	EISAI	**E6201*** Proliferation Signal Blocker			
Supportive care	MGI PHARMA		**AKR-501** ITP	**Saforis™** Oral Mucositis	**Aloxi®** Oral CINV
Supportive care	MGI PHARMA				**Aquavan®** Procedural Sedation for Minor Surgery/Diagnostic

*: Phase I in preperation

8

MGI PHARMA

Eisai human health care

Rich Product Line with Oncology and Supportive Care Products


Launched
Oncotherapy
MGI PHARMA
EISAI
Dacogen®
DNA methyltransferase inhibitor
Gliadel® Wafer
Biocompatible Polymer With BCNU
Aloxi®
Chemotherapy Induced Nausea & Vomiting
ONTAK®
CD25 positive cutaneous T-cell lymphoma
Targretin®
(Capsule & Gel)
Cutaneous T-cell lymphoma
Prialt®
Severe Chronic Pain Agent
Fragmin®
Anti-clotting
MGI PHARMA
EISAI
Supportive care

9

Mr. Haruo Naito, President and CEO of Eisai, said, "Eisai has enormous respect for MGI PHARMA's products, pipeline and people, and we look forward to working with their highly skilled team to address the unmet medical needs of patients throughout the world. Strategically, we expect this transaction to allow Eisai to significantly strengthen its oncology business and increase the likelihood of achieving our current strategic plan targets and our future revenue and earnings growth."

Vision Culture Strategy Integration Questions?

December 10, 2007 Eisai & MGI PHARMA, INC.

Notice to Investors
The information contained in this filing is neither an offer to purchase nor a solicitation of an offer to sell shares of MGI PHARMA. MGI PHARMA stockholders are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Eisai will file tender offer materials with the U.S. Securities and Exchange Commission, and MGI PHARMA will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available for free at the U.S. Securities and Exchange Commission's web site at www.sec.gov, at MGI PHARMA’s website at www.mgipharma.com,  and from Georgeson, Inc., Eisai’s information agent for the tender offer, at 1-212-440-9800 for banks and brokers or  1-888-605-7543 for all others.